SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MD HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

552698201
(CUSIP Number)

Chen Min
c/o Fuqing Guanwei Plastic Industry Co. Ltd.
Rong Qiao Economic Zone
Fuqing City, Fujian Province
People’s Republic of China
300500

(86-591) 8539-2532

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552698201	Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS Fresh Generation Overseas Limited S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI
NUMBER OF SHARES	7	SOLE VOTING POWER 12,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
THE REPORTING	9	SOLE DISPOSITIVE POWER 12,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 12,000,000
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 552698201	Page 3 of 10 Pages
1	NAME OF REPORTING PERSONS Chen Min S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,000,000
THE REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 3,264,000*
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

* Through a trust arrangement with respect to the capital stock of Fresh Generation Overseas Limited, Chen Min has shared voting and dispositive power over the 12,000,000 shares of the Issuer’s Common Stock held by Fresh Generation Overseas Limited. Based upon his 27.2% trust beneficiary interest in the capital stock of Fresh Generation Overseas Limited, Chen Min may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of 3,264,000 shares of the Issuer’s Common Stock held by Fresh Generation Overseas Limited.

CUSIP No. 552698201	Page 4 of 10 Pages
1	NAME OF REPORTING PERSONS You Jianli S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,000,000
THE REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 4,368,000*
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

* Through a trust arrangement with respect to the capital stock of Fresh Generation Overseas Limited, You Jianli has shared voting and dispositive power over the 12,000,000 shares of the Issuer’s Common Stock held by Fresh Generation Overseas Limited. Based upon his 36.4% trust beneficiary interest in the capital stock of Fresh Generation Overseas Limited, You Jianli may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of 4,368,000 shares of the Issuer’s Common Stock held by Fresh Generation Overseas Limited.

CUSIP No. 552698201	Page 5 of 10 Pages
1	NAME OF REPORTING PERSONS Chen Qijie S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,000,000
THE REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,184,000*
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (see instructions) IN

* Through a trust arrangement with respect to the capital stock of Fresh Generation Overseas Limited, Chen Qijie has shared voting and dispositive power over the 12,000,000 shares of the Issuer’s Common Stock held by Fresh Generation Overseas Limited. Based upon his 18.2% trust beneficiary interest in the capital stock of Fresh Generation Overseas Limited, Chen Qijie may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of 2,184,000 shares of the Issuer’s Common Stock held by Fresh Generation Overseas Limited.

CUSIP No. 552698201	Page 6 of 10 Pages
1	NAME OF REPORTING PERSONS Gao Juguang S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,000,000
THE REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 12,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,184,000*
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (see instructions) IN

* Through a trust arrangement with respect to the capital stock of Fresh Generation Overseas Limited, Gao Juguang has shared voting and dispositive power over the 12,000,000 shares of the Issuer’s Common Stock held by Fresh Generation Overseas Limited. Based upon his 18.2% trust beneficiary interest in the capital stock of Fresh Generation Overseas Limited, Gao Juguang may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of 2,184,000 shares of the Issuer’s Common Stock held by Fresh Generation Overseas Limited.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to common stock, par value $0.001 (“Common Stock”) of MD Holdings Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Rong Qiao Economic Zone, Fuqing City, Fujian Province, The People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly by Fresh Generation Overseas Limited, British Virgin Islands corporation (“BVI”), Chen Min, Chen Qijie, You Jianli and Gao Juguang. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c)  BVI is a British Virgin Islands corporation that does not currently have any operations. The address of BVI’s principal place of business is c/o Fuqing Guanwei Plastic Industry Co. Ltd., Rong Qiao Economic Zone, Fuqing City, Fujian Province, People’s Republic of China 300500.

Chen Min, Chen Qijie, You Jianli and Gao Juguang are natural persons, each of whom is employed by Fuqing Guanwei Plastic Industry Co. Ltd. (“Guanwei”), the Issuer’s indirectly wholly-owned subsidiary, in the capacities of President, Vice General Manager, Workshop General Manager and Sales Director, respectively. Guanwei is principally engaged in the production and distribution of low density polyethylene and other recycled plastics products. Chen Min is the Chairman of the Board and Chief Executive Officer of the Issuer, and Chen Qijie, You Jianli and Gao Juguang are directors of the Issuer. The address of their principal office and principal place of business is c/o Fuqing Guanwei Plastic Industry Co. Ltd., Rong Qiao Economic Zone, Fuqing City, Fujian Province, People’s Republic of China 300500.

Chen Min, Chen Qijie, You Jianli and Gao Juguang previously owned all of the issued and outstanding shares of BVI in the following proportions: Chen Min (27.2%), You Jianli (36.4%), Chen Qijie (18.2%), Gao Juguang (18.2%). In November 2008, Chen Qijie, You Jianli and Gao Juguang transferred their interests in BVI to Chen Min, as trustee, to hold such interests in trust for their respective benefit. Chen Qijie, You Jianli and Gao Juguang retain the power to direct Chen Min regarding how to vote or dispose of their shares of BVI held in trust by Chen Min. Also in November 2008, Chen Min entered into a trust arrangement with  Bank Yu Po Fung, as trustee, to hold the shares of BVI in trust for Chen Min. Chen Min retains voting and dispositive control over such shares.

Based on such trust arrangements, Chen Min, Chen Qijie, You Jianli and Gao Juguang share voting and dispositive control of the shares of capital stock of BVI. Under the rules of the Securities and Exchange Commission (“SEC”), each of Chen Min, Chen Qijie, You Jianli and Gao Juguang may be deemed to be the beneficial owner of the shares of the Issuer’s Common Stock held by BVI in proportion to their respective interests in the trust assets.

(d)-(e) During the last five years none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Chen Min, Chen Qijie, You Jianli and Gao Juguang is a citizen of The People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 5, 2009, pursuant to a Share Exchange Agreement (the “Share Exchange”) by and among the Issuer, BVI and Hongkong Chenxin International Development Limited, a Hong Kong company (“Chenxin”), BVI exchanged its shares of capital stock of Chenxin, plus cash in the amount of US$70,000, for an aggregate of 12,000,000 newly-issued shares of the Issuer’s Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of BVI’s acquisition of the Issuer’s Common Stock was to acquire control of the Issuer and to have the operations of Chenxin and Fuqing Guanwei Plastic Industry Co. Ltd., Chenxin’s wholly-owned subsidiary, be the only operations of the Issuer. Following the Share Exchange, the sole director of the Issuer was replaced by eight directors, including Chen Min, Chen Qijie, You Jianli and Gao Juguang, effective upon the expiration of the requisite time period following the mailing of an Information Statement to the Issuer’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in:

 (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

 (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

 (d) any other material change in the Issuer's business or corporate structure.

 (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

 (f) any other material changes in the Issuer's business or corporate structure.

 (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

 h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

 (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

 (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of the Issuer’s Common Stock and percentage of the Issuer’s Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of the Issuer’s Common Stock as to which the Reporting Persons have sole shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Other than pursuant to the Share Exchange described in Item 3 above, none of the Reporting Persons has effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 3 above, on November 5, 2009, the Issuer entered into a Share Exchange Agreement with BVI and Chenxin. Upon the closing of the Share Exchange, the Issuer acquired all of the issued and outstanding securities of Chenxin from BVI in exchange for an aggregate of 12,000,000 newly-issued shares of the Issuer’s Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement, dated November 16, 2009.

Exhibit 2.
Share Exchange Agreement between MD Holdings Corp., Fresh Generation Overseas Limited and Hongkong Chenxin International Development Limited, dated November 5, 2009 (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on November 6, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRESH GENERATION OVERSEAS LIMITED

By:	/s/ Bank Yu Po Fung
Name:	Bank Yu Po Fung
Title:	Director

/s/ Chen Min
Chen Min

/s/ Chen Qijie
Chen Qijie

/s/ You Jianli
You Jianli

/s/ Gao Juguang
Gao Juguang